For Immediate Release
Contact:	Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com
Gildan Activewear Announces 92.9% Increase in First Quarter Net Earnings and EPS
— EPS Ahead of Recent Guidance —
— Company Provides EPS Guidance for Second Quarter and Raises EPS Guidance for Full Fiscal Year —
Montréal, Wednesday, February 1, 2006 — Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its fiscal quarter ended January 1, 2006, and updated its earnings guidance for the full 2006 fiscal year.
First Quarter Sales and Earnings
Gildan reported first quarter net earnings of U.S. $16.2 million and diluted E.P.S. of U.S. $0.27, up 92.9% from net earnings of U.S. $8.4 million, or U.S. $0.14 per share, in the first quarter of fiscal 2005. E.P.S. was in excess of the Company’s guidance of at least U.S. $0.23 per share, which it had provided on December 1, 2005, and was a record for the first quarter of a fiscal year.
Compared to the first quarter a year ago, the increase in net earnings and E.P.S. was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by higher selling, general and administrative and depreciation expenses.
Sales in the first quarter, which is seasonally the lowest quarter in the fiscal year for the T-shirt business, amounted to U.S. $120.3 million, up 10.4% from U.S. $109.0 million in the first quarter of last year. The increase in sales revenues primarily reflected a 14.8% increase in unit sales volumes, partially offset by the impact of a lower-valued product-mix. Net selling prices were marginally higher than last year.
The increased unit sales reflected continuing market share penetration in all product categories, based on the S.T.A.R.S. report. The value of the S.T.A.R.S. report continues to be reduced by the non-participation of the Company’s largest distributor. The table below summarizes the S.T.A.R.S. data for the calendar quarter ended December 31, 2005.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q1 2006	Q1 2005		Q1 2006 vs. Q1 2005	Q1 2006 vs. Q1 2005
41.7%	30.2%	T-shirts	34.2%	2.8%
33.9%	24.6%	Sport shirts	28.7%	(0.4)%
27.7%	18.6%	Fleece	33.0%	0.5%
Gross margins in the first quarter were 35.7%, versus 29.7% in the first quarter of 2005. The significant increase in gross margins was due to more favourable manufacturing efficiencies and the lower cost of cotton, as well as slightly higher selling prices. These factors were partially offset by the impact of product-mix and increased energy and transportation costs.
Selling, general and administrative expenses in the first quarter were U.S. $18.1 million, or 15.0% of sales, compared to U.S. $16.3 million, or 15.0% of sales, in the first quarter of last year. The increase in selling, general and administrative expenses was due to higher volume-related distribution expenses, a severance charge, the impact of the stronger Canadian dollar, and the continuing development of the organization to support the Company’s ongoing growth strategy. The increase of U.S. $1.5 million in depreciation expense was due to the Company’s major ongoing investments in capacity expansion, in particular the new Dominican Republic facility.
Earnings Guidance
Due to the more favourable than anticipated results for the first fiscal quarter, the Company has increased its E.P.S. guidance for the full 2006 fiscal year to approximately U.S. $1.90 per share, compared with its prior guidance of approximately U.S. $1.85 per share. The revised full year guidance reflects a projected increase of 22.6% in E.P.S. compared with U.S. $1.55 per share in fiscal 2005, before taking account of the U.S. $0.12 per share special charge last year for the closure and relocation of the Company’s Canadian yarn-spinning facilities.
The Company’s current full year guidance continues to assume a 1.5% decrease in average selling prices for the balance of the fiscal year, compared to both the first quarter of fiscal 2006 and compared to last year, as well as sequentially higher cotton costs for the balance of fiscal 2006. Although selling prices in the first quarter were higher than anticipated, there has been promotional activity in the month of January and the Company does not yet have sufficient visibility to project whether market conditions will support the continuation of more favourable pricing. Based on the assumption of lower

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selling prices, Gildan expects that diluted E.P.S. in the second quarter of fiscal 2006 will be approximately U.S. $0.45 per share, or approximately 20% higher than the second quarter a year ago, prior to the yarn-spinning charge.
Cash Flow
During the first quarter, the Company generated U.S. $19.6 million of free cash flow, after utilizing U.S. $44.0 million to finance its seasonal build-up of inventories for the peak selling season, and financing capital expenditures of U.S. $12.4 million. [Free cash flow is defined as cash flow from operating activities less cash flow from investing activities.] Capital expenditures are now expected to total approximately U.S. $90 million for the full fiscal year, compared to the Company’s previous estimate of approximately U.S. $105 million. The reduction in capital expenditures reflects the elimination of certain non-expansion capital spending projects, together with the later timing of some equipment purchases for the new Rio Nance activewear facility currently under construction. The Company continues to be pleased with the progress of its major capacity expansion projects in the Dominican Republic and Honduras. In addition, Gildan is continuing to evaluate potential acquisition opportunities in the sock industry.
Disclosure of Outstanding Share Data
As of January 31, 2006 there were 60,038,324 common shares issued and outstanding along with 487,015 stock options and 343,500 restricted share units outstanding. Each stock option and restricted share unit entitles the holder to either purchase or receive one common share at the end of the vesting period.
Profile
Gildan Activewear is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. The Company manufactures premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted sportswear market. The Company sells its products as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.
Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.
This release includes reference to certain Non-GAAP Financial Measures such as net earnings and earnings per share before the special charge, and free cash flow. The Company uses and presents certain Non-GAAP Financial

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Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.
Information for shareholders
Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 31092714, or by live sound web cast on Gildan’s Internet site (“Investor Relations” section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 7:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 13886577, until February 8, 2006 at midnight, or by sound web cast on Gildan’s web site for 30 days.

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Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 1, 2006	January 2, 2005
	(unaudited)	(unaudited)
Sales	$120,310	$108,957
Cost of sales	77,415	76,577

Gross profit	42,895	32,380

Selling, general and administrative expenses	18,063	16,327

	24,832	16,053

Depreciation and amortization	7,430	5,880
Interest expense, net	566	1,201
Non-controlling interest in loss of consolidated joint venture	(108)	—

Earnings before income taxes	16,944	8,972

Income tax expense	749	585

Net earnings	$16,195	$8,387

Basic EPS	$0.27	$0.14

Diluted EPS	$0.27	$0.14

Weighted average number of shares outstanding (in thousands)
Basic	59,970	59,407
Diluted	60,559	59,770

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	January 1, 2006	January 2, 2005
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$16,195	$8,387
Adjustments for:
Depreciation and amortization	7,430	5,880
Future income taxes	227	(183)
Loss on disposal and writedown of fixed assets	40	325
Stock-based compensation expense	277	200
Other	147	(159)

	24,316	14,450
Net changes in non-cash working capital balances:
Accounts receivable	56,829	37,701
Inventories	(43,983)	(25,504)
Prepaid expenses and deposits	1,129	(2,560)
Accounts payable and accrued liabilities	(6,277)	(12,087)
Income taxes payable	58	236

	32,072	12,236

Cash flows from financing activities:
Net increase in long-term debt	92	906
Proceeds from the issuance of shares	860	409

	952	1,315

Cash flows used in investing activities:
Purchase of fixed assets, net of disposals	(12,374)	(22,089)
Increase in other assets	(107)	(54)

	(12,481)	(22,143)
Effect of exchange rate changes on cash and cash equivalents	(49)	302

Net increase (decrease) in cash and cash equivalents during the period	20,494	(8,290)

Cash and cash equivalents, beginning of period	69,802	60,671

Cash and cash equivalents, end of period	$90,296	$52,381

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	January 1, 2006	October 2, 2005	January 2, 2005
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$90,296	$69,802	$52,381
Accounts receivable	51,699	108,646	49,099
Inventories	178,844	134,861	142,575
Prepaid expenses and deposits	3,265	4,394	5,872
Future income taxes	11,162	10,135	8,818

	335,266	327,838	258,745

Fixed assets	265,338	260,615	234,992
Assets held for sale	5,027	5,027	—
Other assets	4,014	4,036	3,739

Total assets	$609,645	$597,516	$497,476

Current liabilities:
Bank indebtedness	$3,980	$3,980	$—
Accounts payable and accrued liabilities	80,220	86,843	65,562
Income taxes payable	2,274	2,206	2,364
Current portion of long-term debt	19,853	19,859	19,711

	106,327	112,888	87,637

Long-term debt	27,386	27,288	41,153
Future income taxes	32,754	31,386	29,235
Non-controlling interest	5,286	5,394	2,860

Shareholders’ equity:
Share capital	85,037	84,177	78,579
Contributed surplus	1,873	1,596	881
Retained earnings	324,734	308,539	230,883
Cumulative translation adjustment	26,248	26,248	26,248

	437,892	420,560	336,591

Total liabilities and shareholders’ equity	$609,645	$597,516	$497,476